Exhibit (4)(e)

AMERICAN FAMILY LIFE INSURANCE COMPANY

6000 AMERICAN PKWY

MADISON WI 53783-0001

888 428 5433

CHILDREN’S INSURANCE RIDER

Flexible Premium Variable Universal Life Insurance

This rider is attached to and becomes part of the policy. All applicable conditions and provisions of the policy apply to this rider unless changed by this rider. All applicable conditions and provisions of the policy are modified by this rider to include the child insured covered under this rider.

DEFINITIONS

The following are key words used in this rider. When these words are used they are in bold type. As you read this rider you can refer to this section for the definition. Other key words that appear in this rider in bold type are defined in the policy to which this rider is attached.

Beneficiary. The primary insured is the beneficiary. If the primary insured is not living, the beneficiary is the estate of the child insured.

Child Insured. Any natural child, stepchild, or legally adopted child of the primary insured who is less than attained age 18 on the rider date.

A child insured must also:

1.	be named as a child insured in the application for this rider and be accepted by us for coverage under this rider; or

2.	be born to the primary insured after the date of application; or

3.	be legally adopted by the primary insured after the date of application. Evidence of insurability, satisfactory to us, must be provided to us during the primary insured’s lifetime; or

4.	become a stepchild of the primary insured after the date of application. Evidence of insurability, satisfactory to us, must be provided to us during the primary insured’s lifetime.

Any child born to the primary insured after the date of application will be covered under this rider if the child is at least fourteen days old and has been released from the hospital following birth.

Rider Benefit Amount. The benefit amount on the life of the child insured shown on the schedule or on an endorsement or amendment.

Rider Date. The date shown on the schedule or on an endorsement or amendment that this rider takes effect and that determines each:

1.	rider year;

2.	rider anniversary; and

3.	rider month.

Rider Termination Date. The rider anniversary date nearest the primary insured’s attained age 75 as shown on the schedule or on an endorsement or amendment.

GENERAL PROVISIONS

Benefit. We will pay, to the beneficiary, the rider benefit amount when We receive at our home office due proof satisfactory to us that the child insured’s death occurred while coverage under this rider was in force on such child insured.

We will accept the following as proof of death:

1.	a certified copy of the death certificate;

2.	a statement from the physician in attendance at the time of death;

3.	a finding from a court of competent jurisdiction; or

4.	any other proof of death satisfactory to us.

We will pay interest on the death benefit as required by the law of the state in which this policy is issued.

If a child is named as a child insured under more than one Children’s Insurance rider with us, the rider benefit amount is payable under each rider.

Paid-Up Term to Age 25 Life Insurance. Each child insured under this rider will receive Paid-Up Term to Age 25 life insurance coverage if:

1.	the primary insured dies while this rider is in force; and

2.	we receive written proof, satisfactory to us, that the child insured was covered under this rider on the date of the primary insured’s death.

The Paid-Up Term to Age 25 life insurance coverage terminates on the earlier of:

1.	the rider anniversary date nearest the date the child insured reaches attained age 25; or

2.	the date the child insured converts the Paid-Up Term to Age 25 life insurance coverage.

Conversion. Subject to our rules then in effect, the child insured may convert this rider to any plan of permanent life insurance we have available at the time of application for conversion if:

1.	this rider is in force;

2.	the amount of insurance in force and available for conversion is not less than the minimum issue amount for plans available at the time of conversion;

3.	the initial premium is paid;

4.	the child insured is between attained age 18 and attained age 25; and

5.	conversion is applied for in writing and we receive the application in our home office on or before the rider anniversary date nearest the date the child insured reaches attained age 25.

The amount of insurance under the conversion coverage must be at least $25,000 but not more $50,000. The conversion coverage will be issued:

1.	without evidence of insurability;

2.	at the premium rate for the child insured’s attained age at the time of conversion; and

3.	at the same child insured’s underwriting class used for the child insured under this rider.

We may include the same provisions in the conversion coverage:

1.	to limit death or disability benefits that are in this rider; and

2.	that we include in policies then being issued to persons of the same underwriting class, gender and attained age.

We may require evidence of insurability for any supplemental benefits provided by rider under the conversion coverage.

Our liability under the conversion coverage will begin on the date of the conversion. Our liability under this rider will end on the date immediately preceding the date of conversion.

In no event will payment be made under both the conversion coverage and this rider (or the Paid-Up Term to Age 25 life insurance coverage) that is converted.

Any child insured exercising the conversion right under this rider is not covered under this rider at a later date. The conversion right under this rider may be exercised only once for each child insured.

Cost of the Rider. The monthly cost of this rider is the dollar amount shown on the schedule, regardless of the number of child insureds covered under this rider. It cannot exceed the guaranteed maximum monthly cost shown on the schedule.

Premium. Premium and monthly deductions will increase if this rider is added to the policy.

Incontestability, Reinstatement and Suicide. The Incontestability, Reinstatement and Suicide provisions of the policy are, for the purpose of this rider measured from the rider date.

We may contest the validity of this rider at any time on the grounds of fraudulent misrepresentation.

If the owner applies to reinstate the policy, we must receive evidence of insurability satisfactory to us for each child insured. If the evidence is not satisfactory to us, then the policy and this rider will not be reinstated.

Termination of Coverage for Child Insured Under This Rider. Coverage for each child insured under this rider terminates on the earliest of:

1.	the date of any conversion of coverage under this rider;

2.	the rider anniversary date nearest the date the child insured reaches attained age 25; or

3.	the date the child insured no longer meets the definition of a child insured.

Rider Termination. This rider terminates at 12:00 AM on the earliest of:

1.	the rider termination date;

2.	the date the policy terminates subject to its conditions and provisions;

3.	the date the policy is surrendered by the owner; or

4.	the date of any full conversion of coverage under this rider.

The owner may cancel this rider by sending a written request to us, at our home office. Cancellation takes effect on the monthly deduction day on or after the business day following the date we receive the request unless a later monthly deduction day is requested.

JACK SALZWEDEL	JAMES ELDRIDGE
PRESIDENT	SECRETARY

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